UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DIALOGIC INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock,

Par Value $0.001 Per Share

(Title of Class of Securities)

25250T100

(CUSIP Number of Common Stock Underlying Class of Securities)

Nick Jensen

Chief Executive Officer and Chairman

Dialogic Inc.

1504 McCarthy Boulevard

Milpitas, California 95035

(408) 750-9400

(Name, address, and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

With a copy to:

James F. Fulton, Jr., Esq.

Cooley LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, California 94306-2155

(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow employees, officers and directors of Dialogic Inc., a Delaware corporation (the “Company”), and its affiliates to exchange certain of their outstanding stock options for new stock options.

On June 11, 2012, the Company filed its preliminary proxy statement for its 2012 Annual Meeting of Stockholders to be held on Wednesday, August 8, 2012 (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Proxy Statement contains a description of a proposed stock exchange program (the “Exchange Program”) pursuant to which the Company would offer to exchange, at the election of the applicable eligible participants, certain stock options granted under the Company’s 2001 Equity Incentive Plan and 2006 Equity Incentive Plan. In addition, on June 11, 2012, the Company’s Chief Executive Officer and Chairman, Nick Jensen, sent an electronic email communication to eligible participants, and the Company plans to give a PowerPoint presentation to eligible participants regarding the Exchange Program (the “Preliminary Communications”). Subject to stockholder approval, the Company intends to commence the Exchange Program in August 2012 and hold the Exchange Program open for at least 20 business days. Neither the Proxy Statement nor either of the Preliminary Communications constitutes an offer to holders of the Company’s outstanding stock options to exchange those options. The Proxy Statement and each of the Preliminary Communications are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

The Exchange Program has not yet commenced. Upon commencement of the Exchange Program, the Company will file with the SEC a completed Tender Offer Statement on Schedule TO (“Schedule TO”) and related exhibits and documents, including the Offer to Exchange. Persons who may be eligible to participate in the Exchange Program should read the Schedule TO, including the Offer to Exchange and other related exhibits and documents, when those materials become available because they will explain the precise terms and timing of the Exchange Program and contain other important information about the Exchange Program. The Schedule TO and related exhibits and documents will be available without charge on the SEC website at www.sec.gov. The Company will also provide copies of the tender offer materials, free of charge, upon written request to: Dialogic Inc., 1504 McCarthy Boulevard, Milpitas, California 95035, Attention: Corporate Secretary.

Items 1-11, 13.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2012 Annual Meeting of Stockholders, filed with the SEC on June 11, 2012 and incorporated herein by reference.
99.2	Electronic mail communication to eligible participants in the Exchange Program, dated June 11, 2012, from Nick Jensen.
99.3	PowerPoint presentation, to be presented to eligible participants.